Exhibit 3.3
CERTIFICATE OF AMENDMENT OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MRV COMMUNICATIONS, INC.
MRV Communications, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.
This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation filed with the Secretary of State on June 15, 2007 (the “Certificate of Incorporation”).

2.	Section 4 of Article Fourth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:
“This Corporation is authorized to issue two classes of stock, to be designated respectively, “Common Stock” and “Preferred Stock.” The total number of shares of stock which the Corporation shall have authority to issue is Seventeen Million (17,000,000) shares, of which Sixteen Million (16,000,000) shares shall be designated Common Stock, with a par value of $0.0017 per share, and one million (1,000,000) shares shall be designated Preferred Stock, with a par value of $0.01 per share.
Additional designations and powers, the rights and preferences and the qualifications, limitations or restrictions with respect to each class of stock of the Corporation shall be determined by the Board of Directors from time to time.
Effective as of 5:00 p.m., Eastern time, on December 26, 2012, each twenty (20) shares of the Corporation's Common Stock, par value $0.0017 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.0017 per share, of the Corporation; provided, however, that the Corporation shall issue no fractional shares as a result of the actions set forth herein but shall instead pay to the holder of such fractional share a sum in cash equal to such fraction multiplied by the average of the high and low trading prices of the Common Stock on the OTC QB Marketplace during regular trading hours for the five trading days immediately preceding December 26, 2012.”

3.	This Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4.	All other provisions of the Certificate of Incorporation shall remain in full force and effect.
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Jennifer Hankes Painter, its VP, General Counsel, Chief Compliance Officer and Secretary on the 18th day of December, 2012.

By_/s/ Jennifer Hankes Painter__ Name: Jennifer Hankes Painter Title: VP, General Counsel, Chief Compliance Officer and Secretary